BIDGIVE INTERNATIONAL, INC.
3538 Caruth Blvd, Suite 200
Dallas, Texas 75225

December 7, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

RE:	Bidgive International, Inc.
Form SB-2
Request for Withdrawal of Registration Statement
Commission File No 333-111635

Ladies and Gentlemen;

Bidgive International, Inc., (the “Company”) requests the immediate withdrawal of its registration statement on Form SB-2 which was initially filed on December 31, 2003, and was declared effective on December 11, 2006. The request for withdrawal is being filed because of a deteriorating economic environment and market for micro-cap and emerging growth company stocks, and as such the Company is now pursuing different methods of financing and may undertake a subsequent private offering in reliance upon Rule 155(c).

This request for withdrawal is made pursuant to Rule 477, and in conjunction with the filing of this request, we hereby confirm that no securities were sold in the offering.

Should you have any questions or comments with respect to the above request, please contact the undersigned. Thank you for your attention to this matter.

Sincerely Yours,

/s/ James P. Walker
James P. Walker, Jr.
President and CEO